

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 5, 2008

By Facsimile and U.S. Mail

Mr. William Prince
Chief Executive Officer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, South Carolina 29566

      Re: **Integrated Environmental Technologies, Ltd.**
               Form 10-K for the Year Ended December 31, 2007
               Filed March 31, 2008
               Response Letter Dated September 18, 2008
               File No. 000-26309

Dear Mr. Prince:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                     Sincerely,

                                     Jill Davis
                                     Branch Chief